NEWS RELEASE 06-34	September 21, 2006

DRILLING TO COMMENCE ON TWO NEW GOLD PROJECTS IN NW TURKEY

Fronteer Development Group Inc (“Fronteer”) (FRG–TSX / AMEX) is pleased to announce that drilling is scheduled to commence shortly on the Pirentepe and Halilaga gold projects in north western Turkey. These projects collectively form the centerpiece of a 20 kilometre long emerging gold system, underpinned by the Kirazli deposit to the northwest and the Agi Dagi deposit to the southeast.

Agi Dagi and Kirazli have a combined resource base of 461,000 ounces of indicated gold and 1,606,000 ounces of inferred gold. (See below) Exploration by Fronteer over the past two years has outlined a series of drill-ready targets at Pirentepe and Halilaga, which will be sequentially tested in the coming months. Both projects have many geological similarities to Agi Dagi and Kirazli. Drilling is scheduled to start next week at Pirentepe.

PIRENTEPE

Pirentepe is characterized by a large geochemical footprint, with gold mineralization present at surface. A sampling program carried out by Fronteer in 2005 defined a 1.5 square kilometre zone of anomalous gold in the soil. Previous drilling at Pirentepe by the Turkish General Directorate of Mineral Research and Exploration intersected 0.7 grams per tonne gold over 36.2 metres including 4.4 grams per tonne gold over 3.0 metres in one of only two holes completed.

HALILAGA

Halilaga is a gold +/- copper property with at least three large drill-ready target areas currently defined. Of the 40 rock chip samples collected by Fronteer at one of these target areas, 19 samples returned gold values greater than 1.0 grams per tonne. Sample results from Halilaga include gold values of up to 2.3 grams per tonne, silver values of up to 90.8 grams per tonne, and copper values of up to 0.30% .

Pirentepe and Halilga are currently under option from Teck Cominco Limited’s Turkish subsidiary (TCAM).

FRONTEER’S TURKISH RESOURCE BASE

	Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Ounces of	Ounces of
	(g/t)	(tonnes)	Au (g/t),	Ag (g/t)	Gold	Silver
Deli Indicated	0.50	1,360,000	0.897	5.631	39,000	246,000
Baba Indicated	0.50	6,440,000	0.858	0.864	178,000
Agi Dagi Total					217,000	246,000

Deli Inferred	0.50	16,410,000	1.104	7.776	582,000	4,103,000
Baba Inferred	0.50	18,370,000	0.780	1.005	461,000
Agi Dagi Total					1,043,000	4,103,000

Kirazli Indicated	0.50	5,430,000	1.398	9.700	244,000	1,693,000
Kirazli Inferred	0.50	17,810,000	0.984	6.740	563,000	3,859,000

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the next 12 months, Fronteer will have the benefit of approximately $27 million in exploration expenditure on seven projects, in three countries. Fronteer also has a 48% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately CDN$543 million. Fronteer has a strong balance sheet with approximately CDN$43 million in cash and short term investments.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements can be found on SEDAR.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.